Ballistic Recovery Systems, Inc.

300 Airport Road

South St. Paul, MN 55075

(651) 457-7492

May 12, 2005

VIA EDGAR & FEDERAL EXPRESS

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:                               Ballistic Recovery Systems, Inc. (the “Company”)

Form 10-KSB for the year ended September 30, 2004 (the “Form 10-KSB”)

File No. 0-15318

Dear Mr. Humphrey:

I am writing to respond as discussed during our telephone conversation April 27, 2005. Based upon your comment letter dated February 18, 2005, the Company has re-evaluated the value of the warrants issued to Cirrus Design Corporation (“Cirrus”).

The Company believes that the 1999 value of the purchase discounts forgiven by Cirrus was $604,000 in exchange for the issuance by the Company of performance or contingent warrants to acquire the 1,400,000 shares of the Company’s Common Stock. The first set of warrants of 250,000 for the exercise period January 2002 through February 2003 was not exercised by Cirrus and therefore, expired on February 28, 2003. Therefore, the warrants that became exercisable and were exercised by Cirrus totaled 1,150,000 resulting in 82% (1,150,000/1,400,000) of the warrants exercised under the agreement. The value of the warrants, we believe is appropriate is $495,280 ($604,000 x 82%). The Company has already expensed through a reduction of sales $20,799 in fiscal year 2003 and $104,650 in fiscal year 2004. Accordingly, we propose that the financial statements for fiscal year ended September 30, 2004 be restated to show an additional reduction in sales of $369,831 ($495,280-$20,799-$104,650).

The income tax provision will be decreased as well using the September 30, 2004 effective tax rate of 39.67% ($369,831 x 39.67% = $146,700).

The following illustrates the effect of the restatement on the balance sheet as of September 30, 2004 and the statement of operations for the year ended September 30, 2004:

BALLISTIC RECOVERY SYSTEMS, INC.

BALANCE SHEET

		Adjustment of
	As Reported	Cirrus Warrant	Adjusted
	9/30/2004	Valuation	9/30/2004

ASSETS
Current Assets
Cash	$1,314,557	$—	$1,314,557
Accounts receivable, net	402,113	—	402,113
Note receivable – shareholder	12,500	—	12,500
Inventories	1,132,496	—	1,132,496
Deferred tax asset – current	106,000	146,700	252,700
Prepaid expenses	44,025	—	44,025

Total Current Assets	3,011,691	146,700	3,158,391

Furniture, fixtures and leasehold improvements	591,767	—	591,767
Less accumulated depreciation and amortization	(292,164)	—	(292,164)
Furniture, fixtures and leasehold improvements, net	299,603	—	299,603

Other Assets
Patents, net	1,611	—	1,611
Long-term prepaid expense	53,120	—	53,120
Covenant not to compete, net	43,530	—	43,530

Total Other Assets	98,261	—	98,261

Total Assets	$3,409,555	$146,700	$3,556,255

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$173,515	$—	$173,515
Customer deposits	79,061	—	79,061
Accrued payroll	100,451	—	100,451
Other accrued liabilities	342,635	—	342,635
Current portion of covenant not to compete	45,255	—	45,255

Total Current Liabilities	740,917	—	740,917

Long-Term Liabilities
Covenant not to compete, net of current portion	4,000	—	4,000

Total Liabilities	744,917	—	744,917

Shareholders’ Equity
Common stock	68,443	—	68,443
Additional paid-in capital	3,468,301	369,831	3,838,132
Accumulated deficit	(872,106)	(223,131)	(1,095,237)

Total Shareholders’ Equity	2,664,638	146,700	2,811,338

Total Liabilities and Shareholders’ Equity	$3,409,555	$146,700	$3,556,255

BALLISTIC RECOVERY SYSTEMS, INC.

STATEMENT OF OPERATIONS

		Adjustment of
	As Reported	Cirrus Warrant	Adjusted
	9/30/2004	Valuation	9/30/2004

Sales	$6,928,382	$(369,831)	$6,558,551

Cost of Sales	4,252,531	—	4,252,531

Gross Profit	2,675,851	(369,831)	2,306,020

Operating Expenses
Selling, general and administrative	1,494,447	—	1,494,447
Research and development	272,782	—	272,782
Intangible amortization	35,519	—	35,519

Total Operating Expenses	1,802,748	—	1,802,748

Income from Operations	873,103	(369,831)	503,272

Other Income (Expense)
Interest expense	(7,875)	—	(7,875)
Other income (expense)	4,377	—	4,377

Net Other Expense	(3,498)	—	(3,498)

Income before income taxes	869,605	(369,831)	499,774

Income tax expense	345,000	(146,700)	198,300

Net Income	$524,605	$(223,131)	$301,474

The 1999 value of the purchase discounts forgiven to Cirrus was $604,000 in exchange for 1,400,000 warrants. The first set of warrants of 250,000 for January 2002 through February 2003 was never exercised. Therefore, the warrants exercised by Cirrus totaled 1,150,000 resulting in a discount of 18% (250,000/1,400,000). The value of the warrants we believe is $495,280 ($604,000 x 100%-18%). The Company has already expensed through a reduction of sales $20,799 in fiscal year 2003 and $104,650 in fiscal year 2004. The financial statements will be restated to show an additional reduction of sales of $369,831($495,280-$20,799-$104,650).

Income tax provision was decreased using the September 30, 2004 effective tax rate of 39.67% ($369,831 x 39.67% = $146,700).

It is our intention to amend accordingly, the Form 10-KSB for the fiscal year ended September 30, 2004.

If you want to discuss this or have any additional questions or comments regarding our responses or about the Company, the Form 10-KSB or this letter, please feel free to call me at 651-457-7491.

Very truly yours,

/s/ Robert Nelson

Robert Nelson
Chairman of the Board and
Chief Financial Officer

cc:	Larry Williams, Chief Executive Officer
Darrel Brandt, Chairman, Audit Committee
Steven Stensrud, Virchow, Krause & Company, LLP
Douglas T. Holod, Maslon Edelman Borman & Brand, LLP